UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

 (Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 2014

Hawthorne, NY, August 7, 2014 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three month period ended June 30, 2014.

Quarter ended June 30, 2014 Highlights - compared to June 30, 2013

●	Net sales of $130 million, decreased $23 million, on a slight increase in volumes.
■ The net sales decline is due to the impact of net charges taken to meet contractual obligations associated with price adjustments. The charges in the quarter ended June 30, 2014, are more significant than the charges in the quarter ended June 30, 2013; the incremental net impact of such adjustments in the quarter ended June 30, 2014 as compared to the quarter ended June 30, 2013 was approximately $55 million ($79 million in the current quarter vs. $24 million in the same period last year). Excluding the impact of these price adjustments in both periods, net sales growth would have been approximately 18%.
■ The benefits from these price adjustments are expected to commence in the second fiscal quarter.
■ Gross profit of $85 million compared to $107 million in the same period last year. The incremental net impact of the aforementioned adjustments taken in the quarter ended June 30, 2014 as compared to the quarter ended June 30, 2013 was approximately $55 million. Excluding the impact of these price adjustments in both periods, the gross profit increase would have been approximately 25% over the same period last year.
●	Research and development (R&D) expenses increased 23% to $15 million from $12 million. We anticipate the increase in R&D spend to continue throughout the year.
●	Selling, marketing, general and administrative expenses increased $1 million to $22 million,
●	Settlements and loss contingencies was a $7 million credit, the result of a settlement and the reversal of a portion of the associated reserve, related to a certain price reporting litigation,
●	Operating income of $55 million compared to $74 million, a $19 million decrease, principally due to the net charges taken against sales. Excluding the incremental charges taken over the same period last year, operating income, on a comparable basis, would have increased approximately 30%,
●	Net income attributable to Taro was $46 million compared to $59 million, a $13 million decrease, resulting in diluted earnings per share of $1.08 compared to $1.32, due to the impact of the above referenced net charges taken.

Cash Flow and Balance Sheet Highlights

●	Cash flow provided by operations was $36 million compared to $64 million for the three months ended June 30, 2013,
●	Cash, including marketable securities, increased $25 million to $657 million from March 31, 2014.

Mr. Kal Sundaram, Taro’s CEO stated, “Our underlying business is stable, with volumes relatively flat from the comparative 2013 quarter.  We continue to increase our investment in our research and development, having filed five ANDAs this quarter, with thirty-one total ANDAs awaiting approval with the FDA.  Excluding the impact on net sales from the net charges associated with price adjustments, net sales would have increased 18% versus the comparable prior year quarter. ”

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received approval from the U.S. Food and Drug Administration (“FDA”) for an Abbreviated New Drug Application (“ANDA”) for Fluocinonide Cream USP, 0.1%. During the quarter, the Company filed five ANDAs with the FDA. With this, ANDAs representing thirty-one products await FDA approval.

Form 20-F Filings with the SEC

On July 3, the Company filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2014.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2015.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended
	June 30,
	2014	2013

Sales, net	$130,230	$153,195
Cost of sales	44,863	46,480
Gross profit	85,367	106,715

Operating Expenses:
Research and development	14,988	12,212
Selling, marketing, general and administrative	22,386	20,953
Settlement and loss contingencies	(6,500)	-
Operating income	54,493	73,550

Financial Expenses, net:
Interest and other financial (income) expense	(1,568)	(1,165)
Foreign exchange expense (income)	5,242	(993)

Other income, net	406	396
Income before income taxes	51,225	76,104
Tax expense	4,903	17,035
Income from continuing operations	46,322	59,069
Net loss from discontinued operations	(124)	(123)
Net income	46,198	58,946
Net income attributable to non-controlling interest	100	150
Net income attributable to Taro	$46,098	$58,796

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.08		$1.32
Diluted	$1.08		$1.32

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$(0.00	)*
Diluted	$(0.00	)*	$(0.00	)*

Net income per ordinary share attributable to Taro:
Basic	$1.08		$1.32
Diluted	$1.08		$1.32

Weighted-average number of ordinary shares used to compute net income per ordinary share:
Basic	42,832,648	44,770,433
Diluted	42,833,325	44,774,048

* Amount is less than $0.01.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	June 30,	March 31,
	2014	2014
ASSETS	(unaudited)	(audited)

CURRENT ASSETS:
Cash and cash equivalents	$317,873	$209,967
Short-term bank deposits	335,999	418,946
Restricted short-term bank deposits	231	227
Marketable securities	3,305	3,255
Accounts receivable and other:
Trade, net	103,526	138,772
Other receivables and prepaid expenses	206,265	162,392
Inventories	127,441	117,639
Long-term assets held for sale, net	72	73
TOTAL CURRENT ASSETS	1,094,712	1,051,271

Long-term receivables and other assets	69,207	52,894
Property, plant and equipment, net	154,939	151,416
Other assets	27,914	28,795
TOTAL ASSETS	$1,346,772	$1,284,376

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$12,193	$11,974
Trade payables and other current liabilities	238,302	241,330
TOTAL CURRENT LIABILITIES	250,495	253,304

Long-term debt, net of current maturities	5,665	5,888
Deferred income taxes and other long-term liabilities	4,667	4,591
TOTAL LIABILITIES	260,827	263,783

Taro shareholders’ equity	1,080,759	1,015,507
Non-controlling interest	5,186	5,086
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,346,772	$1,284,376

 Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

Three Months Ended June 30,
2014	2013
Operating Activities
Net income	$46,198	$58,946
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,964	4,234
Gain on sale of marketable securities and long-lived assets	(39)	(112)
Increase in long-term debt due to currency fluctuations	206	310
Decrease in trade receivables	35,636	2,881
Change in derivative instruments, net	(3,989)	2,969
Increase in other receivables, prepaid expenses and other assets	(42,651)	(14,415)
Increase in inventories	(8,656)	(4,058)
Foreign exchange effect on intercompany balances	5,209	(3,856)
(Decrease) increase in trade and other payables and accruals	(144)	17,512
Net cash provided by operating activities	35,734	64,411

Investing Activities:
Purchase of property plant & equipment	(6,058)	(3,898)
Proceeds from sale of property plant & equipment and intangible assets	78	-
Investment in long-term deposits and other assets	(14,708)	-
Proceeds from (investment in) short-term and restricted bank deposits	90,078	(20,694)
Proceeds from sale of marketable securities	-	365
Net cash provided by (used in) investing activities	69,390	(24,227)

Financing Activities:
Excess tax benefits from share-based payment arrangements	-	21
Proceeds from the issuance of shares, net	13	298
Repayments of long-term debt	(209)	(197)
Net cash (used in) provided by financing activities	(196)	122

Effect of exchange rate changes	2,978	(4,032)
Net increase in cash	107,906	36,274
Cash at beginning of period	209,967	237,284
Cash at end of period	$317,873	$273,558

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director